EXHIBIT 99.1
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                  CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
                 THE ACQUISITION OF UK NORTH SEA CORE PROPERTIES
             CALGARY, ALBERTA - MAY 19, 2004 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces that its wholly owned subsidiary, CNR International (U.K.) Limited ("CNRI"), has agreed to acquire certain light oil producing properties in the Central North Sea subject to due diligence, including inspection of offshore facilities and Government, Partner and regulatory approvals.

The acquired properties comprise operated interests in T-Block (Tiffany, Toni and Thelma fields) and B-Block (Balmoral, Stirling and Glamis fields), together with associated production facilities and adjacent exploration acreage. CNRI equity interests in the producing fields being acquired will be:

T-Block                Tiffany, Toni, Thelma                 88.74%
B-Block                Balmoral                              70.20%
                       Glamis                                75.29%
                       Stirling                              68.68%

The acquisition will not result in a material change to the Company's previously announced forecasted year end debt levels or financial ratios. Upon final closing of the transaction Canadian Natural will update its production guidance for the year.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates" or words of a similar nature.

The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the availability and cost of financing; the success of exploration and development activities; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the site restoration costs; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and management's course of action would depend upon its assessment of the future considering all information then available.

Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

For further information, please contact:

                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

     TELEPHONE: (403) 514-7777                            ALLAN P. MARKIN
                                                                 Chairman

     FACSIMILE: (403) 517-7370                           JOHN G. LANGILLE
     EMAIL:     investor.relations@cnrl.com                     President
     WEBSITE: www.cnrl.com
                                                            STEVE W. LAUT
                                                  Chief Operating Officer
     TRADING SYMBOL - CNQ
     Toronto Stock Exchange                               COREY B. BIEBER
     New York Stock Exchange                                     Director
                                                       Investor Relations